

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2020

Yahui Zhou
Chairman and Chief Executive Officer
Opera Limited
Vitaminveien 4, 0485
Oslo, Norway

      Re: Opera Limited
             Form 20-F for the Fiscal Year ended December 31, 2019
             Filed April 30, 2020
             File No. 001-38588

Dear Mr. Zhou:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Technology